# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Panamera Holdings Corp, CIK 0001620749
CUSIP: 69829Y109
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 2000 West Loop South, Suite 1820, Houston, Houston, Texas (TX), 77027
Date of event which requires filing of this statement: 03/12/2026
Filed by CIK 0001240081
Persons authorized to receive notices and communications: T. Benjamin Jennings, 2000 West Loop South, Suite 1820, Houston, Texas (TX), 77027, (713) 898-7200

## Reporting persons
- T. Benjamin Jennings (CIK 0001240081): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 19,120,000; shared voting power 6,100,000; sole dispositive power 19,120,000; shared dispositive power 0; aggregate amount beneficially owned 19,120,000 (23.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: Panamera Holdings Corp
Address of issuer's principal executive offices: 2000 West Loop South, Suite 1820, Houston, Houston, Texas (TX), 77027
Comment: This Schedule 13D/A relates to the Common Stock of Panamera Holdings Corporation, a Nevada corporation (the "Issuer"), with its principal offices located at 2000 West Loop South, Suite 1820, Houston, Texas 77027. The CUSIP number for the Common Stock is 69829Y 109.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D/A is filed by T. Benjamin Jennings (the "Reporting Person").
Residence or business address: The business address of the Reporting Person is 2000 West Loop South, Suite 1820, Houston, Texas 77027.
Present principal occupation or employment: The Reporting Person serves as Chairman and Chief Executive Officer of Panamera Holdings Corporation.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree, or final order relating to federal or state securities laws.
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Citizenship: The Reporting Person is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable. The transfer described herein was a personal gift from the Reporting Person and no consideration was paid or received in connection with such transfer.

## Item 4. Purpose of Transaction
Purpose of transaction:
This Amendment No. 1 is filed to report the disposition of 4,100,000 shares of Common Stock of the Issuer by the Reporting Person.

On March 12, 2026, the Reporting Person transferred 4,100,000 shares of Common Stock as a personal gift. The transfer was made for personal, estate, and family planning purposes and was not made for the purpose of, and is not expected to have the effect of, changing or influencing the control of the Issuer.

Pursuant to a Voting Rights Agreement dated December 20, 2021, Recipient has relinquished all voting rights associated with such shares in accordance with the agreement, but retains dispositive power over such shares.

The Reporting Person has no present plans or proposals that relate to or would result in any of the actions enumerated in Items (a) through (j) of the instructions to Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of March 12, 2026, the Reporting Person beneficially owns 19,120,000 shares of Common Stock of Panamera Holdings Corporation, representing approximately 23.9% of the total outstanding shares of Common Stock, based on 79,886,074 shares outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting power and sole dispositive power with respect to all 19,120,000 shares of Common Stock beneficially owned by him.
Transactions in the class effected during the past sixty days: On March 12, 2026, the Reporting Person transferred 4,100,000 shares of Common Stock as a personal gift. Prior to this transfer, the Reporting Person beneficially owned 23,220,000 shares of Common Stock, representing approximately 29.1% of the total outstanding shares. Following such transfer, the Reporting Person no longer holds or exercises beneficial ownership over the transferred shares. During the past sixty days, no transactions in the Common Stock of the Issuer were effected by the Reporting Person other than the transfer described herein.
Other persons with the right to receive dividends or sale proceeds: The Recipient retains dispositive power over the transferred shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: On March 12, 2026, the Reporting Person transferred 4,100,000 shares of Common Stock as a personal gift. The transferred shares are subject to that certain Voting Rights Agreement dated December 20, 2021, pursuant to which the voting rights associated with such shares are governed.

## Signatures
- T. Benjamin Jennings: /s/ T. Benjamin Jennings, T. Benjamin Jennings (04/17/2026)